UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

M/A-COM Technology Solutions Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

55405Y100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 55405Y100	Page 1 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G/A

CUSIP No. 55405Y100	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners PE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G/A

CUSIP No. 55405Y100	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners PE VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G/A

CUSIP No. 55405Y100	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Private Equity Fund VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G/A

CUSIP No. 55405Y100	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Private Equity Fund VII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G/A

CUSIP No. 55405Y100	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Master Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G/A

CUSIP No. 55405Y100	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G/A

CUSIP No. 55405Y100	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

13G/A

CUSIP No. 55405Y100	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I (UK), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

13G/A

CUSIP No. 55405Y100	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Martin J. Mannion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

13G/A

CUSIP No. 55405Y100	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Peter Y. Chung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,486,617 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,486,617 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,617 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

13G/A

CUSIP No. 55405Y100	Page 12 of 18 Pages

Item 1(a)	Name of Issuer:

M/A-COM Technology Solutions Holdings, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Chelmsford Street, Lowell, Massachusetts 01851

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P. (individually, an “Entity” and collectively, the “Entities”), Martin J. Mannion and Peter Y. Chung.

Summit Partners, L.P. is the managing member of Summit Partners PE VII, LLC, which is the general partner of Summit Partners PE VII, L.P., which is the general partner of each of Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. Summit Master Company, LLC is the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC, and the general partner of Summit Investors I (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its Investment Committee responsible for voting and investment decisions with respect to the Issuer. Summit Partners, L.P., through a two-person Investment Committee responsible for voting and investment decisions with respect to the Issuer currently composed of Martin J. Mannion and Peter Y. Chung, has voting and dispositive authority over the shares beneficially owned by each of the Entities.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Summit Partners, L.P., Summit Partners PE VII, LLC, Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P., Summit Partners Private Equity Fund VII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P., Martin J. Mannion and Peter Y. Chung is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

13G/A

CUSIP No. 55405Y100	Page 13 of 18 Pages

Item 2(c)	Citizenship:

Each of Summit Partners, L.P., Summit Partners PE VII, L.P., Summit Partners Private Equity Fund VII-A, L.P. and Summit Partners Private Equity Fund VII-B, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Summit Partners PE VII, LLC, Summit Master Company, LLC, Summit Investors Management, LLC and Summit Investors I, LLC is a limited liability company organized under the laws of the State of Delaware. Summit Investors I (UK), L.P. is a Cayman Islands exempted limited partnership. Each of Martin J. Mannion and Peter Y. Chung is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

55405Y100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

As of December 31, 2015, Summit Partners Private Equity Fund VII-A, L.P. was the record owner of 3,867,622 shares of Common Stock and 792,454 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2015. As of December 31, 2015, Summit Partners Private Equity Fund VII-B, L.P. was the record owner of 2,322,956 shares of Common Stock and 475,960 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2015. As of December 31, 2015, Summit Investors I, LLC was the record owner of 10,328 shares of Common Stock and 2,116 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2015. As of December 31, 2015, Summit Investors I (UK), L.P. was the record owner of 729 shares of Common Stock and 149 shares of Common Stock issuable upon the exercise of warrants exercisable within 60 days of December 31, 2015.

13G/A

CUSIP No. 55405Y100	Page 14 of 18 Pages

Amounts beneficially owned by the Entities and Messrs. Mannion and Chung also include 11,164 shares of Common Stock issued, and 3,139 shares of Common Stock issuable within 60 days of December 31, 2015, upon the vesting and settlement of restricted stock units granted to Mr. Chung. Mr. Chung received such restricted stock units as part of director compensation and holds the Common Stock and the restricted stock units for the benefit of Summit Partners, L.P., which determines when the shares will be sold and is entitled to the proceeds of any such sales.

By virtue of the affiliate relationships among the Entities and by virtue of Messrs. Mannion’s and Chung’s membership on the two-person Investment Committee of Summit Partners, L.P. responsible for voting and investment decisions with respect to the Issuer, each of the Entities and each of Messrs. Mannion and Chung may be deemed to own beneficially all of the 7,486,617 shares of Common Stock as of December 31, 2015.

(b)	Percent of class:

Summit Partners, L.P.: 14.1%

Summit Partners PE VII, LLC: 14.1%

Summit Partners PE VII, L.P.: 14.1%

Summit Partners Private Equity Fund VII-A, L.P.: 14.1%

Summit Partners Private Equity Fund VII-B, L.P.: 14.1%

Summit Master Company, LLC: 14.1%

Summit Investors Management, LLC: 14.1%

Summit Investors I, LLC: 14.1%

Summit Investors I (UK), L.P.: 14.1%

Martin J. Mannion: 14.1%

Peter Y. Chung: 14.1%

The foregoing percentages are calculated using the 53,096,965 shares of Common Stock outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended January 1, 2016 filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2016, and assumes that 1,270,679 shares of Common Stock underlying warrants and 3,139 shares of Common Stock underlying restricted stock units, are outstanding.

13G/A

CUSIP No. 55405Y100	Page 15 of 18 Pages

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for each reporting person

(ii) shared power to vote or to direct the vote:

Summit Partners, L.P.: 7,486,617

Summit Partners PE VII, LLC: 7,486,617

Summit Partners PE VII, L.P.: 7,486,617

Summit Partners Private Equity Fund VII-A, L.P.: 7,486,617

Summit Partners Private Equity Fund VII-B, L.P.: 7,486,617

Summit Master Company, LLC: 7,486,617

Summit Investors Management, LLC: 7,486,617

Summit Investors I, LLC: 7,486,617

Summit Investors I (UK), L.P.: 7,486,617

Martin J. Mannion: 7,486,617

Peter Y. Chung: 7,486,617

(iii) sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv) shared power to dispose or to direct the disposition of:

Summit Partners, L.P.: 7,486,617

Summit Partners PE VII, LLC: 7,486,617

Summit Partners PE VII, L.P.: 7,486,617

Summit Partners Private Equity Fund VII-A, L.P.: 7,486,617

Summit Partners Private Equity Fund VII-B, L.P.: 7,486,617

Summit Master Company, LLC: 7,486,617

Summit Investors Management, LLC: 7,486,617

Summit Investors I, LLC: 7,486,617

Summit Investors I (UK), L.P.: 7,486,617

Martin J. Mannion: 7,486,617

Peter Y. Chung: 7,486,617

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

13G/A

CUSIP No. 55405Y100	Page 16 of 18 Pages

Item 8	Identification and Classification of Members of the Group:

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Section 13d-1(b)(1)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 5, 2016.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-A, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-B, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC, its

general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT MASTER COMPANY, LLC

By:	*
Member

SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner		SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

By:	*	By:	*
	Martin J. Mannion		Peter Y. Chung

		* By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

* *	Pursuant to the Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference. Copies of such Powers of Attorney are filed as Exhibit 2 to the report on Schedule 13G filed by the reporting persons on February 12, 2013 for the year ended December 31, 2012.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of M/A-COM Technology Solutions Holdings, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 5th day of February 2016.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS PE VII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PE VII, L.P. By: Summit Partners PE VII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-A, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS PRIVATE

EQUITY FUND VII-B, L.P.

By: Summit Partners PE VII, L.P., its

general partner

By: Summit Partners PE VII, LLC,

its general partner

By: Summit Partners, L.P., its

managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT MASTER COMPANY, LLC

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner		SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its manager By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Martin J. Mannion

By:	*
Peter Y. Chung

		* By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

**	Pursuant to the Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference. Copies of such Powers of Attorney are filed as Exhibit 2 to the report on Schedule 13G filed by the reporting persons on February 12, 2013 for the year ended December 31, 2012.